Pricing supplement No. 560AA
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement 17 dated August 11, 2008
product supplement AA dated June 29, 2007 and
addendum to product supplements dated December 13, 2007
Registration Statement No. 333-137902 Dated November 26, 2008; Rule 424(b)(2)
Deutsche Bank AG, London Branch
$2,555,000
Bearish Index Securities Linked to the S&P 500® Index due December 9, 2009
General
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Bearish Index Securities Linked to the S&P 500® Index due December 9, 2009 (the “securities“) are designed for investors who seek an enhanced return of 2 times the depreciation, if any, of the S&P 500® Index (the “Index“) at maturity, subject to a Maximum Gain of 42.40%. Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 100% of their initial investment if the Index increases.

•	Senior unsecured obligations of Deutsche Bank AG due on December 9, 2009.
•	Denominations of $1,000 and minimum initial investments of $1,000.
•	The securities priced on November 26, 2008 and are expected to settle three business days later on December 2, 2008 (the “Settlement Date“).

Key Terms
Issuer:	Deutsche Bank AG, London Branch.

Rating:
Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA- to notes, such as the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	The S&P 500® Index

Issue Price:	100% of the face amount.

Payment at Maturity:
•   If the Index Ending Level is less than the Index Starting Level, you will receive a cash payment per $1,000 face amount of securities that provides you with a positive return on your investment equal to the absolute value of the Index Return multiplied by the Multiplier, subject to a Maximum Gain of 42.40%. Accordingly, if the Index Return is negative, your payment at maturity per $1,000 face amount of securities will be equal to the lesser of:

$1,000 + ($1,000 x absolute value of Index Return x Multiplier); and $1,000 + ($1,000 x Maximum Gain)

• If the Index Ending Level is equal to the Index Starting Level, you will receive a cash payment of $1,000 per $1,000 security face amount.

•   If the Index Ending Level is greater than the Index Starting Level, you will lose 1.00% of the face amount of your securities for every 1.00% that the Index increases. Accordingly, in this case, your payment at maturity per $1,000 face amount of securities will be calculated as follows:

$1,000 – ($1,000 × Index Return), subject to a minimum of $0.

If the Index Ending Level increases above the Index Starting Level, you could lose up to $1,000 per $1,000 face amount of securities.

Multiplier:	2

Maximum Gain	42.40%

Index Return:	The Index Return will be calculated as follows:

Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level:	887.68

Index Ending Level:	The Index closing level on the Final Valuation Date.

Trade Date:	November 26, 2008

Final Valuation Date:	December 4, 2009, subject to postponement in the event of a market disruption event as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.

Maturity Date:	December 9, 2009, subject to postponement in the event of a market disruption event as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.

Listing:	The securities will not be listed on any securities exchange.

CUSIP:	2515A0 WY 5

ISIN:	US2515A0WY53
†A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$2,555,000.00	$0.00	$2,555,000.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.  In addition, the securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$2,555,000.00	$100.41

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement AA dated June 29, 2007, addendum to product supplements dated December 13, 2007 and underlying supplement No. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AA dated June 29, 2007
http://www.sec.gov/Archives/edgar/data/1159508/000119312507147377/d424b21.pdf

•	Addendum to product supplements dated December 13, 2007
http://sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf

•	Underlying supplement 17 dated August 11, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us“ or “our“ refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, addendum to product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Multiplier of 2, a Maximum Gain of 42.40% of the face amount and an Index Starting Level of 887.68. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	Payment at Maturity ($)	Return on Security (%)
1,775.36	100.00%	0.00	-100.00%
1,553.44	75.00%	250.00	-75.00%
1,331.52	50.00%	500.00	-50.00%
1,242.75	40.00%	600.00	-40.00%
1,153.98	30.00%	700.00	-30.00%
1,065.22	20.0%	800.00	-20.00%
1,020.83	15.00%	850.00	-15.00%
976.45	10.00%	900.00	-10.00%
932.06	5.00%	950.00	-5.00%
887.68	0.00%	1,000.00	0.00%
878.80	-1.00%	1,020.00	2.00%
869.93	-2.00%	1,040.00	4.00%
798.91	-10.00%	1,200.00	20.00%
754.53	-15.00%	1,300.00	30.00%
710.14	-20.00%	1,400.00	40.00%
699.49	-21.20%	1,424.00	42.40%
665.76	-25.00%	1,424.00	42.40%
443.84	-50.00%	1,424.00	42.40%
221.92	-75.00%	1,424.00	42.40%
0.00	-100.00%	1,424.00	42.40%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Index decreases from the Index Starting Level of 887.68 to the Index Ending Level of 869.93. Because two times absolute value of the negative Index Return of -2% is less than the Maximum Gain of 42.40%, the investor receives a payment at maturity of $1,040 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =
$1,000 + ($1,000 x absolute value of -2% x 2) = $1,040

Example 2: The Index decreases from the Index Starting Level of 887.68 to the Index Ending Level of 443.84. Because two times absolute value of the negative Index Return of -50% is greater than the Maximum Gain of 42.40%, the investor receives a payment at maturity of $1,424.00 per $1,000 security face amount, the maximum payment on the securities, reflecting the Maximum Gain on the securities.

Example 3: The Index increases from the Index Starting Level of 887.68 to the Index Ending Level of 976.45. Based on an Index Return of 10%, the investor receives a payment at maturity of $900 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =
$1,000 - ($1,000 x 10%) = $900

Example 4: The Index increases from the Initial Level of 887.68 to the Index Ending Level of 1,775.36. Based on an Index Return of 100%, the investor receives a payment at maturity of $0 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =
$1,000 - ($1,000 x 100%) = $0

Selected Purchase Considerations

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BEARISH, CAPPED APPRECIATION POTENTIAL BASED ON ANY DECLINE IN THE INDEX – The securities provide the opportunity to access capped returns by multiplying the absolute value of a negative Index Return by a Multiplier of 2, subject to a Maximum Gain of $1,424.00 for each $1,000 face amount of securities. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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NO PROTECTION AT MATURITY – The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any increase in the Index Ending Level from the Index Starting Level. Accordingly, you could lose up to $1,000 for each $1,000 security face amount that you invest.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities, which may be positive or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN TAX CONSEQUENCES –  You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” as supplemented by the accompanying addendum. Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES WILL RESULT IN A LOSS IF THE INDEX APPRECIATES – The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any increase in the Index Ending Level from the Index Starting Level. Accordingly, you could lose up to $1,000 for each $1,000 security face amount that you invest.

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THE RETURN ON YOUR SECURITIES IS LIMITED BY THE MAXIMUM GAIN – As a holder of the securities, your return on the securities is limited to a Maximum Gain of 42.40% applies to the securities. Consequently, if the absolute value of a negative Index Return exceeds 21.20%, your payment at maturity will be limited to a maximum payment of $1,424.00 for each $1,000 face amount of securities you hold, regardless of the depreciation of the Index, which may be significant.

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THE SECURITIES HAVE CERTAIN BUILT-IN COSTS – While the payment at maturity described in this pricing supplement is based on the full face amount of your securities, the original issue price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the securities;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum, and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 1, 2003 through November 26, 2008. The Index closing level on November 26, 2008 was 887.68. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.